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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*


                         Summit Medical Systems, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   86613P102
                   -----------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 86613P102                   13G                PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank A. Bonsal, Jr.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            less than 5%

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          less than 5%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             less than 5%

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          less than 5%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      less than 5%

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      less than 5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 11 Pages

-----------------------                                  ---------------------
  CUSIP NO. 86613P102                   13G                PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John M. Nehra

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            21,356 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          577,500 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             21,356 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          577,500 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      598,856 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 11 Pages

Item 1(a).  Name of Issuer:  Summit Medical Systems, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:  10900 Red Circle
            -----------------------------------------------
            Drive, Suite 100, Minnetonka, MN 55343.

Item 2(a).  Name of Persons Filing:  Catalyst Ventures, Limited Partnership
            ----------------------
            ("Catalyst"), New Enterprise Associates IV, Limited Partnership ("NEA IV"), which is a general partner of Catalyst, NEA Partners IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, New Enterprise Associates VI, Limited Partnership ("NEA VI"), NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI; Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), John M. Nehra ("Nehra"), and Charles W. Newhall III ("Newhall") (the "General Partners"); and Frank A. Bonsal, Jr. ("Bonsal"). Nehra is a general partner of Catalyst. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners IV. Barris, Dorman, Kase, Kramlich, Marks, McConnell, Nehra and Newhall are individual general partners of NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: Nehra is the record owner of 1,678 shares as of December 31, 1997 and holds option to purchase an aggregate of 47,332 shares, which options are exercisable within 60 days after December 31, 1997, for a total of 49,010 shares. As a general partner of Catalyst and of NEA Partners VI, the sole general partner of NEA VI, and the record or beneficial owner of 49,010 shares, Nehra may be deemed to own beneficially the shares held of record by Catalyst (412,081 shares as of December 31, 1997) and by NEA VI (653,333 shares as of December 31, 1997) and the 49,010 shares for a total of 1,114,424 shares. Bonsal has ceased to be the beneficial owner of more than 5% of outstanding Common Stock.

            (b) Percent of Class: Nehra: 11.0%. Bonsal: less than 5%. The foregoing percentages are calculated based on the 10,114,921 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Summit Medical Systems, Inc. for the quarter ended September 30, 1997, as adjusted pursuant to Rule 13d-3(d)(1).

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 49,010 shares for Nehra. Less than 5% for Bonsal.

                 (ii) shared power to vote or to direct the vote: 1,065,414 shares for Nehra. Less than 5% for Bonsal.

                 (iii) sole power to dispose or to direct the disposition of:
                       49,010 shares for Nehra. Less than 5% for Bonsal.


                              Page 4 of 11 Pages

                 (iv)  shared power to dispose or to direct the disposition of:
                       1,065,414 shares for Nehra. Less than 5% for Bonsal.

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Bonsal has ceased to own beneficially more than five percent of the Common Stock of Summit Medical Systems.

All other items of this Schedule 13G remain the same as reported on the Schedule
--------------------------------------------------------------------------------
13G dated as of February 10, 1997 and filed on behalf of the Reporting Persons
------------------------------------------------------------------------------
with respect to the Common Stock of Summit Medical Systems, Inc., except to
---------------------------------------------------------------------------
reflect that Bonsal has ceased to be the beneficial owner of more than five
---------------------------------------------------------------------------
percent of the Common Stock of Summit Medical Systems, Inc.,  and that Nehra may
--------------------------------------------------------------------------------
be deemed to own beneficially 1,114,424 shares, or 11.0%, of the outstanding
----------------------------------------------------------------------------
Common Stock of Summit Medical Systems, Inc.
--------------------------------------------


                              Page 5 of 11 Pages

                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998

CATALYST VENTURES, LIMITED PARTNERSHIP

By: NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

    By:   NEA Partners IV, Limited Partnership

     By:               *
        ----------------------------------
        Charles W. Newhall III
        General Partner

NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:   NEA Partners IV, Limited Partnership

     By:               *
        ----------------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS IV, LIMITED PARTNERSHIP

By                *
  --------------------------------
  Charles W. Newhall III
  General Partner

NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:   NEA Partners VI, Limited Partnership

     By           *
       ---------------------------
       Charles W. Newhall III
       General Partner

                              Page 6 of 11 Pages

NEA PARTNERS VI, LIMITED PARTNERSHIP

By:            *
   ---------------------------------
   Charles W. Newhall III
   General Partner

                 *
------------------------------------
Peter J. Barris

                 *
------------------------------------
Frank A. Bonsal, Jr.

                 *
------------------------------------
C. Richard Kramlich

                 *
------------------------------------
Arthur J. Marks

                 *
------------------------------------
Thomas C. McConnell

                 *
------------------------------------
John M. Nehra

               *
------------------------------------
Charles W. Newhall III

               *
------------------------------------
Ronald Kase

                              Page 7 of 11 Pages

                                    * /s/ Nancy L. Dorman
                                     --------------------------------
                                     Nancy L. Dorman
                                     on her own behalf and as Attorney-in-Fact


--------------------------------------------------------------------------------

*This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.



                              Page 8 of 11 Pages

                                                                       EXHIBIT 1
                                                                       ---------

                                   AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Summit Medical Systems, Inc.

    EXECUTED this 10th day of February, 1998.

CATALYST VENTURES, LIMITED PARTNERSHIP

By: NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

    By:   NEA Partners IV, Limited Partnership


     By:                *
         --------------------------------
         Charles W. Newhall III
         General Partner

NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:  NEA Partners IV, Limited Partnership

     By:                *
         --------------------------------
         Charles W. Newhall III
         General Partner

NEA PARTNERS IV, LIMITED PARTNERSHIP

By:            *
    --------------------------------
    Charles W. Newhall III
    General Partner

NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:  NEA Partners VI, Limited Partnership

By:            *
    --------------------------------
    Charles W. Newhall III,
    General Partner

NEA PARTNERS VI, LIMITED PARTNERSHIP

By:            *
    --------------------------------
    Charles W. Newhall III
    General Partner


                              Page 9 of 11 Pages

                 *
-------------------------------
Peter J. Barris

                 *
-------------------------------
Frank A. Bonsal, Jr.

                 *
-------------------------------
C. Richard Kramlich

                 *
-------------------------------
Arthur J. Marks

                 *
-------------------------------
Thomas C. McConnell

                 *
-------------------------------
John M. Nehra

                 *
-------------------------------
Charles W. Newhall III

               *
-------------------------------
Ronald Kase


                              Page 10 of 11 Pages

                                    * /s/ Nancy L. Dorman
                                     -----------------------------------------
                                     Nancy L. Dorman
                                     on her own behalf and as Attorney-in-Fact

--------------------------------------------------------------------------------

*This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                              Page 11 of 11 Pages